Via Facsimile and U.S. Mail
Mail Stop 4720

August 17, 2009

Roger B. Gorham
Chief Financial Officer
Alleghany Corporation
7 Times Square Tower
New York, NY 10036

   Re: **Alleghany Corporation**
       Form 10-K for the Year Ended December 31, 2008
       Filed on February 27, 2009
       File No. 001-09371

Dear Mr. Gorham:

   We have completed our review of your Form 10-K and have no further comments at this time.

          Sincerely,

          Joel Parker
          Accounting Branch Chief